SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                         ___________

                          FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

          For the fiscal year ended December 31, 1995

                              OR

         [  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d)  OF
         THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from __________ to ___________

                 Commission file number 1-707

              A.   Full title of the Plan:


                   Kansas City Power & Light Company
                   Cash or Deferred Arrangement
                   (Employee Savings Plus) (hereinafter
                   referred to as "Plan")

              B.   Name of issuer of the securities held
                   pursuant to the Plan and the address
                   of its principal executive office:


                   Kansas City Power & Light Company
                   1201 Walnut
                   Kansas City, Missouri 64106-2124

                      TABLE OF CONTENTS



                                                              Page
FINANCIAL STATEMENTS

    Report of Independent Accountants                           1

    Statements of Financial Condition, With Fund Information

       December 31, 1995                                        2

       December 31, 1994                                        4

    Statements of Income and Changes in Plan Equity, With Fund
    Information for the Year Ended

       December 31, 1995                                        6

       December 31, 1994                                        8

       December 31, 1993                                       10

    Notes to Financial Statements                              12

    Signatures                                                 18

    Consent of Independent Accountants                         19

                REPORT OF INDEPENDENT ACCOUNTANTS


To the Administrative Committee,
  Kansas City Power & Light Company
  Cash or Deferred Arrangement Employee Savings Plus Plan


We have audited the accompanying statements of financial condition of Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan as of December 31, 1995 and 1994, and the related statements of income and changes in Plan equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1995 and 1994, and the income and changes in Plan equity for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of financial condition and the statement of income and changes in Plan equity is presented for purposes of additional analysis rather than to present the financial condition and the income and changes in Plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                /s/Coopers & Lybrand L.L.P.
                                   COOPERS & LYBRAND L.L.P.

Kansas City, Missouri
June 5, 1996


                                   Kansas City Power & Light Company
                        Cash or Deferred Arrangement Employee Savings Plus Plan
                        Statement of Financial Condition, With Fund Information
                                           December 31, 1995

                                                                        Fidelity Investment Funds
                                               ________________________________________________________________________
                                                                                      Asset          OTC
ASSETS                                              MIP       Puritan      Magellan   Manager     Portfolio   Overseas
______                                         __________   ___________  ___________  _________  __________  __________
Investments, at market:
 Short term money market                       $     -      $      -     $     -      $  -       $  -        $   -
 Kansas City Power & Light Co. Stock
  2,404,607.7374 shares (cost $48,447,967)           -             -           -         -          -            -

 Fidelity Managed Income Portfolio
  (MIP) (cost $6,777,831)                       6,777,831          -           -         -          -            -

 Fidelity Puritan Fund
  619,232.7959 shares (cost $9,242,390)              -       10,533,150        -         -          -            -

 Fidelity Magellan Fund
  290,249.1863 shares (cost $19,449,421)             -             -     24,955,625      -          -            -

 Fidelity Asset Manager Fund
  35,613.1852 shares (cost $527,945)                 -             -           -      564,469       -            -

 Fidelity OTC Portfolio Fund
  21,852.0095 shares (cost $599,894)                 -             -           -         -       662,771         -

 Fidelity Overseas Fund
  33,581.6574 shares (cost $947,624)                 -             -           -         -          -         976,219
 Loans to participants                               -             -           -         -          -            -
                                                _________    __________  __________   _______    _______      _______
  Total investments                             6,777,831    10,533,150  24,955,625   564,469    662,771      976,219
                                                _________    __________  __________   _______    _______      _______
Receivables:
 Investment income                                 34,800          -           -         -          -            -
 Money market interest                               -               37          72         7          8           10
 Commission reimbursement                            -             -           -         -          -            -
                                                _________    __________  __________   _______    _______      _______
  Total receivables                                34,800            37          72         7          8           10
                                                _________    __________  __________   _______    _______      _______
TOTAL ASSETS                                   $6,812,631   $10,533,187 $24,955,697  $564,476   $662,779     $976,229
                                                =========    ==========  ==========   =======    =======      =======

LIABILITIES AND PLAN EQUITY
Liabilities:
 Benefits payable to participants              $  155,230   $   175,234 $   296,722  $      1    $      8    $  2,528
Plan Equity                                     6,657,401    10,357,953  24,658,975   564,475     662,771     973,701
                                                _________    __________  __________   _______     _______     _______
TOTAL LIABILITIES AND PLAN EQUITY              $6,812,631   $10,533,187 $24,955,697  $564,476    $662,779    $976,229
                                                =========    ==========  ==========   =======     =======     =======

                The accompanying Notes to Financial Statements are an integral part of these statements.

                                   Kansas City Power & Light Company
                        Cash or Deferred Arrangement Employee Savings Plus Plan
                        Statement of Financial Condition, With Fund Information
                                           December 31, 1995

                                                   KCPL             Loans to      Total of
ASSETS                                          Stock Fund        Participants    All Funds
                                                __________        ____________   ___________
Investments at Market:
 Short term money market                       $     2,472        $   234,371    $   236,843
 Kansas City Power & Light Co. Stock
  2,404,607.7374 (cost $48,447,967)             63,120,953               -        63,120,953

 Fidelity Managed Income Portfolio
  (MIP) (cost $6,777,831)                             -                  -         6,777,831

 Fidelity Puritan Fund
  619,232.7959 shares (cost $9,242,390)               -                  -        10,533,150

 Fidelity Magellan Fund
  290,249.1863 shares (cost $19,449,421)              -                  -        24,955,625

 Fidelity Asset Manager Fund
  35,613.1852 shares (cost $527,945)                  -                  -           564,469

 Fidelity OTC Portfolio Fund
  21,852.0095 shares (cost $599,894)                  -                  -           662,771

 Fidelity Overseas Fund
  33,581.6574 shares (cost $947,624)                  -                  -           976,219
 Loans to participants                                -             4,929,010      4,929,010
                                                __________         __________    ___________
  Total investments                             63,123,425          5,163,381    112,756,871
                                                __________         __________    ___________

Receivables:
 Investment income                                    -                  -            34,800
 Money market interest                                 305               -               439
 Commission reimbursement                              339               -               339
                                                __________         __________    ___________
 Total receivables                                     644               -            35,578
                                                __________         __________    ___________
TOTAL ASSETS                                   $63,124,069         $5,163,381   $112,792,449
                                                ==========          =========    ===========

LIABILITIES AND PLAN EQUITY
Liabilities:
 Benefits payable to participants              $ 1,034,580         $   34,629   $  1,698,932
Plan Equity                                     62,089,489          5,128,752    111,093,517
                                                __________          _________    ___________
TOTAL LIABILITIES AND PLAN EQUITY              $63,124,069         $5,163,381   $112,792,449
                                                ==========          =========    ===========

        The accompanying Notes to Financial Statements are an integral part of these statements.



                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
             Statement of Financial Condition, With Fund Information
                                December 31, 1994

                                                                        Fidelity Investment Funds
                                                _________________________________________________________________________
                                                                                        Asset          OTC
ASSETS                                              MIP         Puritan   Magellan      Manager     Portfolio    Overseas
______                                          _________    __________   _________     ________    __________   ________
Investments, at market:
 Short term money market                       $     -      $     -      $      -     $   -        $   -        $   -
 Kansas City Power & Light Co. Stock
  2,180,815.5212 shares (cost $41,924,904)           -            -             -         -            -            -

 Fidelity Managed Income Portfolio
 (MIP) (cost $5,776,249)                        5,776,249         -             -         -            -            -

 Fidelity Puritan Fund
  546,155.1245 shares (cost $7,937,389)              -       8,088,557          -         -            -            -

 Fidelity Magellan Fund
  281,382.1699 shares (cost $17,853,039)             -            -       18,796,329      -            -            -

 Fidelity Asset Manager Fund
  26,474.6058 shares (cost $392,460)                 -            -             -      366,144         -            -

 Fidelity OTC Portfolio Fund
  10,664.9891 shares (cost $254,399)                 -            -             -         -         248,174         -

 Fidelity Overseas Fund
  22,738.8647 shares (cost $641,639)                 -            -             -         -            -         620,771
 Loans to participants                               -            -             -         -            -             -
                                                _________    _________    __________   _______      _______      _______

  Total investments                             5,776,249    8,088,557    18,796,329   366,144      248,174      620,771
                                                _________    _________    __________   _______      _______      _______
Receivables:
Investment income                                  28,785         -             -         -            -            -
 Money market interest                               -             478           104         8            4           10
 Commission reimbursement                            -            -             -         -            -            -
                                                _________    _________    __________   _______      _______      _______
  Total receivables                                28,785          478           104         8            4           10
                                                _________    _________    __________   _______      _______      _______
TOTAL ASSETS                                   $5,805,034   $8,089,035   $18,796,433  $366,152     $248,178     $620,781
                                                =========    =========    ==========   =======      =======      =======
LIABILITIES AND PLAN EQUITY
Liabilities:
 Benefits payable to participants              $  308,788   $  193,202   $   307,364  $   -        $   -        $   -
Plan Equity                                     5,496,246    7,895,833    18,489,069   366,152      248,178      620,781
                                                _________    _________    __________   _______      _______      _______
TOTAL LIABILITIES AND PLAN EQUITY              $5,805,034   $8,089,035   $18,796,433  $366,152     $248,178     $620,781
                                                =========    =========    ==========   =======      =======      =======

                The accompanying Notes to Financial Statements are an integral part of these statements.


                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
             Statement of Financial Condition, With Fund Information
                                December 31, 1994

                                                 KCPL            Loans to       Total of
ASSETS                                         Stock Fund      Participants     All Funds
______                                         __________      ____________   ____________
Investments, at market
 Short term money market                       $     (345)      $ 245,000     $    244,655
 Kansas City Power & Light Co. Stock
  2,180,815.5212 shares (cost $41,924,904)      50,976,563            -         50,976,563

 Fidelity Managed Income Portfolio
  (MIP) (cost $5,776,249)                             -               -          5,776,249

 Fidelity Puritan Fund
  546,155.1245 shares (cost $7,937,389)               -               -          8,088,557

 Fidelity Magellan Fund
  281,382.1699 shares (cost $17,853,039)              -               -         18,796,329

 Fidelity Asset Manager Fund
  26,474.6058 shares (cost $392,460)                  -               -            366,144

 Fidelity OTC Portfolio Fund
  10,664.9891 shares (cost $254,399)                  -               -            248,174

 Fidelity Overseas Fund
  22,738.8647 shares (cost $641,639)                  -               -            620,771
Loans to participants                                 -          4,163,820       4,163,820
                                                __________       _________      __________
  Total investments                             50,976,218       4,408,820      89,281,262
                                                __________       _________      __________

Receivables:
 Investment income                                    -               -             28,785
 Money market interest                                 282            -                886
 Commission reimbursement                              345            -                345
                                                __________       _________      __________
  Total receivables                                    627            -             30,016
                                                __________       _________      __________
TOTAL ASSETS                                   $50,976,845      $4,408,820     $89,311,278
                                                ==========       =========      ==========

LIABILITIES AND PLAN EQUITY
Liabilities:
 Benefits payable to participants              $ 1,826,849      $     -        $ 2,636,203
Plan Equity                                     49,149,996       4,408,820      86,675,075
                                                __________       _________     ___________
TOTAL LIABILITIES AND PLAN EQUITY              $50,976,845      $4,408,820     $89,311,278
                                                ==========       =========     ===========

 The accompanying Notes to Financial Statements are an integral part of these statements.


                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1995

                                                                 Fidelity Investment Funds
                                      ______________________________________________________________________________
                                                                                  Asset           OTC
ADDITIONS                                 MIP          Puritan       Magellan     Manager      Portfolio   Overseas
_________                             _________     ____________   ___________    __________   _________   _________
 Investment income:
  Net appreciation
   in the fair value of investments  $    -         $ 1,250,219    $ 5,356,260    $ 64,495     $ 88,298    $  52,833
  Dividends                               -             547,145      1,447,394      14,860       34,872       21,681
  Interest:
   Investments                         369,126             -              -           -            -             -
   Money market                              8              388            725          57          104           99
   Loans                                  -                -              -           -            -             -
  Other                                   -                   2            (60)          2         -             -
                                       _______        _________      _________     _______      _______       _______
   Net Investment income               369,134        1,797,754      6,804,319      79,414      123,274        74,613
                                       _______        _________      _________     _______      _______       _______

 Contributions:
  Employee                             655,886          993,120      2,158,252     101,883      133,448       226,330
  Employer                                -                -              -           -            -             -
  Rollover                                -               8,796         11,945       2,124        1,345         7,139
  Reimbursed commissions                  -                -              -           -            -             -
  Forfeiture credits                      -                -              -           -            -             -
                                     _________        _________      _________     _______      _______       _______
    Total contributions                655,886        1,001,916      2,170,197     104,007      134,793       233,469
                                     _________        _________      _________     _______      _______       _______
TOTAL ADDITIONS                      1,025,020        2,799,670      8,974,516     183,421      258,067       308,082
                                     _________        _________      _________     ________     _______       _______
DEDUCTIONS
 Distributions to participants        (594,334)        (345,139)      (800,329)    (19,377)     (17,637)      (11,194)
 Forfeited benefits                       -                -              -           -            -             -
                                     _________        _________       ________     _______      _______       _______
 TOTAL DEDUCTIONS                     (594,334)        (345,139)      (800,329)    (19,377)     (17,637)      (11,194)
                                     _________        _________       ________     _______      _______       _______

TRANSFERS
 Due to participant elections          782,883           27,745     (1,834,727)     26,100      157,510        37,459
 Due to participant loans              (52,414)         (20,156)      (169,554)      8,179       16,653        18,573
                                     _________        _________     __________     _______      _______       _______
TOTAL TRANSFERS                        730,469            7,589     (2,004,281)     34,279      174,163        56,032
                                     _________        _________     __________     _______      _______       _______

NET CHANGE IN PLAN EQUITY             1,161,155       2,462,120      6,169,906     198,323      414,593       352,920


PLAN EQUITY, beginning of year        5,496,246       7,895,833     18,489,069     366,152      248,178       620,781
                                     __________      __________     __________     _______      _______       _______

PLAN EQUITY, end of year             $6,657,401     $10,357,953    $24,658,975    $564,475     $662,771      $973,701
                                      =========      ==========     ==========     =======      =======       =======

        The accompanying Notes to Financial Statements are an integral part of these statements.


                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1995

                                                  KCPL            Loans to          Total of
                                                Stock Fund      Participants        All Funds
                                               ___________      ____________      ____________
ADDITIONS
 Investment income:
  Net appreciation
   in the fair value of investments            $ 6,292,588      $     -           $ 13,104,693
 Dividends                                       3,502,951            -              5,568,903
 Interest:
  Investments                                         -               -                369,126
  Money market                                       2,056            -                  3,437
  Loans                                               -            436,646             436,646
 Other                                                 (85)           -                   (141)
                                                __________        ________         ___________
   Net investment income                         9,797,510         436,646          19,482,664
                                                __________        ________         ___________

 Contributions:
  Employee                                       2,392,233            -              6,661,152
  Employer                                       2,524,326            -              2,524,326
  Rollovers                                         13,023            -                 44,372
  Reimbursed commissions                            46,713            -                 46,713
  Forfeiture credits                                 4,118            -                  4,118
                                                __________       _________         ___________
   Total contributions                           4,980,413            -              9,280,681
                                                __________       _________         ___________
TOTAL ADDITIONS                                 14,777,923         436,646          28,763,345
                                                __________       _________         ___________

DEDUCTIONS
 Distributions to participants                  (2,406,800)       (145,975)         (4,340,785)
 Forfeited benefits                                 (4,118)           -                 (4,118)
                                                __________       _________          __________
TOTAL DEDUCTIONS                                (2,410,918)       (145,975)         (4,344,903)
                                                __________       _________          __________

TRANSFERS
 Due to participant elections                      803,030            -                   -
 Due to participant loans                         (230,542)        429,261                -
                                                __________       _________          __________
TOTAL TRANSFERS                                    572,488         429,261                -
                                                __________       _________          __________

NET CHANGE IN PLAN EQUITY                       12,939,493         719,932          24,418,442

PLAN EQUITY, beginning of year                  49,149,996       4,408,820          86,675,075
                                                __________       _________         ___________
PLAN EQUITY, end of year                       $62,089,489      $5,128,752        $111,093,517
                                                ==========       =========         ===========

  The accompanying Notes to Financial Statements are an integral part of these statements.



                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1994

                                                                 Fidelity Investment Funds
                                      ____________________________________________________________________________
                                                                               Asset          OTC
                                           MIP       Puritan     Magellan      Manager     Portfolio    Overseas
                                      __________   _________    ___________    ________    _________    _________
ADDITIONS
 Investment income:
  Net depreciation
   in the fair value of investments   $     -     $ (516,284)   $(1,102,236)   $(32,159)   $ (5,169)    $(22,666)
  Dividends                                 -        646,039        758,758      12,035       1,963        9,773
  Interest:
   Investments                           338,676        -              -           -           -            -
   Money market                              221         366          1,199          47          29           67
   Loans                                    -           -              -           -           -            -
Other                                       -          1,488         (1,504)         (1)       -               2
                                      __________   _________    ___________     _______      ______     ________
   Net investment income (loss)          338,897     131,609       (343,783)    (20,078)     (3,177)     (12,824)
                                      __________   _________    ___________     _______      ______     ________

 Contributions:
  Employee                               738,913   1,011,049      2,310,016      93,693      86,493      177,998
  Employer                                  -           -              -           -           -            -
  Rollover                                 6,407         981            981        -           -          14,951
  Reimbursed commissions                    -           -              -           -           -            -
  Forfeiture credits                        -           -              -           -           -            -
                                      __________   _________    ___________     _______      ______     ________
   Total contributions                   745,320   1,012,030      2,310,997      93,693      86,493      192,949
                                      __________   _________    ___________     _______      ______     ________
TOTAL ADDITIONS                        1,084,217   1,143,639      1,967,214      73,615      83,316      180,125
                                      __________   _________    ___________     _______      ______     ________

DEDUCTIONS
 Distributions to participants        (1,348,692) (1,175,832)    (1,926,499)    (57,286)    (20,310)     (20,136)
 Forfeited benefits                         -           -              -           -           -            -
                                      __________   _________    ___________     _______      ______     ________
TOTAL DEDUCTIONS                      (1,348,692) (1,175,832)    (1,926,499)    (57,286)    (20,310)     (20,136)
                                      __________   _________    ___________     _______      ______     ________


TRANSFERS
 Due to participant elections           (227,974)     (6,188)      (483,042)    142,660     100,084      322,192
 Due to participant loans                (81,888)     (9,492)      (111,316)     11,574       8,889       33,392
                                      __________   _________    ___________     _______      ______     ________
TOTAL TRANSFERS                         (309,862)    (15,680)      (594,358)    154,234     108,973      355,584
                                      __________   _________    ___________     _______      ______     ________

NET CHANGE IN PLAN EQUITY               (574,337)    (47,873)      (553,643)    170,563     171,979      515,573

PLAN EQUITY, beginning of year         6,070,583   7,943,706     19,042,712     195,589      76,199      105,208
                                      __________   _________    ___________     _______      ______     ________

PLAN EQUITY, end of year              $5,496,246  $7,895,833    $18,489,069    $366,152    $248,178     $620,781
                                      ==========   =========     ==========     =======     =======      =======


        The accompanying Notes to Financial Statements are an integral part of these statements.



                       Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1994

                                                  KCPL            Loans to       Total of
                                                Stock Fund      Participants     All Funds
                                               ___________      ____________   ____________
ADDITIONS
 Investment income:
  Net depreciation
   in the fair value of investments            $  (237,684)     $     -        $(1,916,198)
  Dividends                                      3,201,956            -          4,630,524
  Interest:
   Investments                                        -               -            338,676
   Money market                                      1,997            -              3,926
   Loans                                              -            354,178         354,178
  Other                                                 (4)           -                (19)
                                                __________      __________       _________
    Net investment income                        2,966,265         354,178       3,411,087
                                                __________      __________       _________

 Contributions:
  Employee                                       2,592,423            -          7,010,585
  Employer                                       2,658,993            -          2,658,993
  Rollover                                           3,196            -             26,516
  Reimbursed commissions                            45,999            -             45,999
  Forfeiture credits                                 4,637            -              4,637
                                                __________       _________      __________
   Total contributions                           5,305,248            -          9,746,730
                                                __________       _________      __________
TOTAL ADDITIONS                                  8,271,513         354,178      13,157,817
                                                __________       _________      __________

DEDUCTIONS
 Distributions to participants                  (7,319,343)       (168,471)    (12,036,569)
 Forfeited benefits                                 (4,637)            -            (4,637)
                                                __________       _________      __________
TOTAL DEDUCTIONS                                (7,323,980)       (168,471)    (12,041,206)
                                                __________       _________      __________

TRANSFERS
 Due to participant elections                      152,268            -               -
 Due to participant loans                          (13,297)        162,138            -
                                                __________       _________      __________
TOTAL TRANSFERS                                    138,971         162,138            -
                                                __________       _________      __________

NET CHANGE IN PLAN EQUITY                        1,086,504         347,845       1,116,611

PLAN EQUITY, beginning of year                  48,063,492       4,060,975      85,558,464
                                                __________       _________      __________
PLAN EQUITY, end of year                       $49,149,996      $4,408,820     $86,675,075
                                                ==========       =========      ==========

        The accompanying Notes to Financial Statements are an integral part of these statements.



                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1993

                                                                 Fidelity Investment Funds
                                      __________________________________________________________________________
                                                                                Asset          OTC
                                       MIP           Puritan      Magellan      Manager     Portfolio   Overseas
                                      __________    _________     __________    ________    _________  _________
ADDITIONS
 Investment income:
  Net appreciation (depreciation)
   in the fair value of investments   $     -       $ 386,089    $ 1,878,094    $  1,364    $(2,651)   $  2,581
  Dividends                                 -         944,052      1,774,945       7,419      4,044       1,493
  Interest:
   Investments                           336,554         -              -           -          -           -
   Money market                               52          164            383          18          3          10
   Loans                                    -            -              -           -          -           -
  Other                                       (2)        (341)             5        -          -           -
                                       _________    _________      _________     _______     ______     _______
   Net investment income                 336,604    1,329,964      3,653,427       8,801      1,396       4,084
                                       _________    _________      _________     _______     ______     _______

 Contributions:
  Employee                               866,816    1,018,861      2,328,867       6,928      9,923      10,455
  Employer                                  -            -              -           -          -           -
  Rollover                                   865          865          2,594        -          -           -
  Reimbursed commissions                    -            -              -           -          -           -
  Forfeiture credits                        -            -              -           -          -           -
                                       _________    _________      _________     _______     ______     _______
   Total contributions                   867,681    1,019,726      2,331,461       6,928      9,923      10,455
                                       _________    _________      _________     _______     ______     _______
TOTAL ADDITIONS                        1,204,285    2,349,690      5,984,888      15,729     11,319      14,539
                                       _________    _________      _________     _______     ______     _______
DEDUCTIONS
 Distributions to participants          (260,088)    (210,651)      (387,729)       -          -           -
 Forfeited benefits                         -            -              -           -          -           -
                                       _________    _________      _________     _______     ______     _______
TOTAL DEDUCTIONS                        (260,088)    (210,651)      (387,729)       -          -           -
                                       _________    _________      _________     _______     ______     _______

TRANSFERS
 Due to participant elections           (380,219)     103,021       (435,454)    179,624     63,442      88,653
 Due to participant loans                (72,295)     (85,371)      (210,809)        236      1,438       2,016
                                       _________    _________      _________     _______     ______     _______
TOTAL TRANSFERS                         (452,514)      17,650       (646,263)    179,860     64,880      90,669
                                       _________    _________      _________     _______     ______     _______

NET CHANGE IN PLAN EQUITY                491,683    2,156,689      4,950,896     195,589     76,199     105,208

PLAN EQUITY, beginning of year         5,578,900    5,787,017     14,091,816        -          -           -
                                       _________    _________     __________     _______     ______     _______

PLAN EQUITY, end of year              $6,070,583   $7,943,706    $19,042,712    $195,589    $76,199    $105,208
                                       =========    =========     ==========     =======     ======     =======


  The accompanying Notes to Financial Statements are an integral part of these statements.



                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1993

                                                   KCPL           Loans to         Total of
                                                Stock Fund      Participants       All Funds
                                                ____________    ____________     ____________
ADDITIONS
 Investment income:
  Net appreciation (depreciation)
   in the fair value of investments             $  (604,609)    $     -          $  1,660,868
  Dividends                                       2,876,576           -             5,608,529
  Interest:
   Investments                                         -              -               336,554
   Money market                                         983           -                 1,613
   Loans                                               -           311,589            311,589
  Other                                                 252           -                   (86)
                                                 __________        _______          _________
   Net investment income                          2,273,202        311,589          7,919,067
                                                 __________        _______          _________

 Contributions:
  Employee                                        2,783,301           -             7,025,151
  Employer                                        2,704,174           -             2,704,174
  Rollover                                            9,122           -                13,446
  Reimbursed commissions                             40,266           -                40,266
  Forfeiture credits                                  8,078           -                 8,078
                                                 __________        _______          _________
   Total contributions                            5,544,941           -             9,791,115
                                                 __________        _______         __________
TOTAL ADDITIONS                                   7,818,143        311,589         17,710,182
                                                 __________        _______         __________

DEDUCTIONS
 Distributions to participants                   (2,015,781)       (84,076)        (2,958,325)
 Forfeited benefits                                  (7,741)          -                (7,741)
                                                 __________        _______          _________
TOTAL DEDUCTIONS                                 (2,023,522)       (84,076)        (2,966,066)
                                                 __________        _______          _________

TRANSFERS
 Due to participant elections                       380,933           -                  -
 Due to participant loans                          (346,885)       711,670               -
                                                 __________        _______          _________

 TOTAL TRANSFERS                                     34,048        711,670              -
                                                 __________        _______          _________

NET CHANGE IN PLAN EQUITY                         5,828,669        939,183         14,744,116

PLAN EQUITY, beginning of year                   42,234,823      3,121,792         70,814,348
                                                 __________      _________         __________

PLAN EQUITY, end of year                        $48,063,492     $4,060,975        $85,558,464
                                                 ==========      =========         ==========


  The accompanying Notes to Financial Statements are an integral part of these statements.


                        DESCRIPTION OF THE PLAN
The following description of the Kansas City Power & Light Company's Cash or Deferred Arrangement, alternatively known as Employee Savings Plus Plan (the Plan) provides only general information regarding the Plan. Participants should refer to the Plan Agreement for more complete information.

The Plan is designed to encourage and assist employees of Kansas City Power & Light Company and Subsidiary (the Company), to adopt a regular savings and investment program for long term needs, especially retirement. The Company is the Plan Administrator and UMB Bank, n.a. (UMB) is the Trustee. The Administrative Committee is the fiduciary of the Plan and has the responsibility of establishing the rules under which the Plan is run.

1. Eligibility and Employee Contributions - Employees become eligible to participate on the first day of each month coincident with or following their completion of one year of service. Participants may change the amount of their elective contribution effective the first day of each month. A participant may cease elective contributions at any time.

     Participants can contribute any whole percentage of their base pay from 2% up to 10% to the Plan, except that contributions may not exceed the maximum allowable under the law. The maximum individual contribution allowed for 1995 and 1994 was $9,240, and $8,994 for 1993. Other special limitations may reduce the participant elective and Company matching maximum contribution amounts for highly compensated employees.

     Effective February 1, 1996, employees are eligible to make elective contributions to the Plan before completing one year of service. If the employee begins employment during the first 15 days of a month, they can begin participating in the Plan the first day of the following month. If an employee's first day of employment is after the 15th of the month, they are eligible to participate in the Plan the first day of the next following month. The Company will begin matching employee contributions when the employee completes one year of service.

2. Company Matching Contributions - The Company contributes an amount equal to 50% of the employee's elective contribution, not to exceed three percent of base pay as defined in the Plan. Company contributions may be made in cash, Company stock, or a combination thereof. Company contributions will at all times be invested in the common stock of the Company.

3. Rollovers - Participants may elect to transfer funds from another qualified retirement plan to the Plan, with permission from the Administrative Committee.

4.   Vesting and Forfeitures

     a) Elective Contribution and Rollover Accounts - Participants are at all times 100% vested in their elective contribution and rollover accounts.

     b)   Company Match Account - Participants who retire after age
          55, die, or become totally and permanently disabled while an employee of the Company are considered 100% vested in the Company Match Account, regardless of their length of service with the Company.

          Vesting of the Company Match Account for participants who leave the Company for a reason other than death, disability, or retirement is based upon Years of Service for Vesting. A year of service for Plan purposes is defined as any year in which an employee completes at least 1,000 hours of service with the Company. Generally, all years of service with the Company are taken into account in computing Years of Service for Vesting. Participants who accrue two years of service prior to termination of employment are 20% vested. Participants are credited with 20% additional vesting each year thereafter, with full vesting after six years of service.

          The  portion  of  Company Match Accounts  that  is  not
          vested is forfeited by terminating participants. Forfeitures are used to reduce future Company matching contributions. The 1995, 1994 and 1993 forfeited benefits were $4,118, $4,637, and $7,741, respectively. Forfeited benefits that have not been used by the
          Company against future matching contributions are represented as unapplied forfeiture credits. There were no unapplied forfeiture credits for 1995 and 1994. The Company used forfeiture credits of $4,118, $4,637, and $8,078 for 1995, 1994 and 1993, respectively, to reduce the matching contributions.

5.   Investment of Accounts

     a) Investment of Elective Contribution and Rollover Accounts - Participants may direct (in 5% increments) the investment of their elective contribution and rollover accounts in one or more of the following seven investment funds:

          i) KCPL Stock Fund - a fund designed to invest solely in the Company's common stock.

          ii) Fidelity Managed Income Portfolio (MIP) Fund - a fund that seeks to preserve capital and provide a competitive level of income over time.

          iii) Fidelity Puritan Fund - a growth and income fund that seeks income consistent with preservation of capital by investing in a broadly diversified portfolio of common stocks, preferred stocks, and bonds, including lower-quality, high-yield debt securities.

          iv) Fidelity Magellan Fund - a growth fund that seeks long term capital appreciation by investing in stocks of companies with potentially above average growth potential and a corresponding higher level of risk.

          v) Fidelity Asset Manager Fund - an asset allocation fund that seeks high total return with reduced risk over the long term by investing in domestic and foreign equities, bonds, and short term instruments.

           vi) Fidelity OTC Portfolio Fund - a growth fund that seeks long term capital appreciation by investing in securities traded on the over-the-counter securities market.

           vii) Fidelity Overseas Fund - an international growth fund that seeks long term capital growth by investing in foreign securities that includes common stock, securities convertible into common stock, and debt instruments.

     b) Investment of Company Match Account - This account will at all times be invested in the common stock of the Company.

     As of December 31, 1995, 1,877 employees were participating in the Plan, 1,091 of whom had invested their elective contributions in more than one of the available options of the Plan. There were 79 employees contributing only to the Fidelity MIP Fund, 28 employees contributing only to the Fidelity Puritan Fund, 176 employees contributing only to the Fidelity Magellan Fund, 4 employees contributing only to the
     Fidelity Asset Manager Fund, 16 employees contributing only to the Fidelity OTC Portfolio Fund, 23 employees contributing only to the Fidelity Overseas Fund, and 460 employees contributing only to the KCPL Stock Fund.

     Participants also have the opportunity to change how their past savings in their elective and rollover accounts are invested. Participants can make such changes on a daily basis. Participants making such elections will have their fund shares sold, and the proceeds transferred and fund shares purchased per their request.

     The  non-participant directed portion of the KCPL Stock Fund consisted  of  1,036,648.4941  shares  for  $27,212,023  and
     914,307.7292  shares for $21,371,943, at December  31,  1995 and 1994, respectively.

6. Allocation of Investment Income - The Trustee allocates investment income based on the shares held by participants in their individual accounts.

     If contributions or participant transfers received by the Trustee cannot be immediately invested in the investment funds, the monies are held in an interest bearing UMB Money Market Fund. Some distributions may also be invested in the money market fund prior to payment to the participant. Any interest earned is allocated back to the investment accounts based on the amounts originally transferred.

     The money market interest receivable represents interest earned in the money market accounts for December 1995 and 1994.

7. Termination Payments - Participants who leave the Company as a result of termination, retirement, or permanent disability may receive the entire amount of their account in one lump-sum payment, rollover their account to another trustee, or elect to defer distribution until age 62 or retirement, whichever is later. Upon death, distributions will be made to beneficiaries in a lump sum or in installment payments over a period of no more than three years. Payment will commence no later than 60 days after the December 31 coinciding with or next following the date of the participant's death.

     Benefits Payable to Participants represents an accrual for those participants who had terminated service during the year and had not received their distribution by December 31. This amount, however, does not include an accrual for those terminated employees that elected to defer their distribution until age 62, except for those that will reach age 62 during 1995 and 1994. The deferred to age 62 totals for participants not required to receive distributions in the next calendar year are $9,583,307 and $9,864,430 for December 31, 1995 and 1994, respectively.

8. Loans to Participants - The Plan allows participants to borrow against their vested account balance to obtain either an installment or residential loan. Other than by obtaining a loan, the Plan does not provide for in-service withdrawals from elective accounts, rollover accounts, or Company Match accounts. Distributions are made only upon retirement, disability, termination of employment, or death.

     An installment loan may be used for any purpose, whereas a residential loan must be used for the purchase of the participant's primary residence. The maximum loan terms for installment and residential loans are 5 and 15 years, respectively. A participant may have no more than one of each type of loan outstanding at the same time.

     For all loans issued through October 1989, if the participant's account balance was $20,000 or less, then a maximum of 80% of the vested account balance, not to exceed $10,000, could be borrowed. If the account balance was more than $20,000, then 50% of the vested account balance, not to exceed $50,000 could be borrowed. The interest rate for these loans was based on the Fidelity GIC Group Trust interest rate of 8.31%.

     For loans issued after November 1, 1989, the maximum amount that a participant can borrow is 50% of their vested account balance, not to exceed $50,000. The interest rate for these loans is UMB's prime rate plus 2%. The minimum amount a participant can borrow is $1,000.

     Principal and interest on all loans is repaid to the participant's individual accounts based on their current contribution allocation election. All loans are repaid by payroll deduction except when paid in full in advance or the unpaid principal is deducted from a total distribution which results from a death, disability, retirement, or termination.

     Loans   to   Participants  represents  the  total   of   the
     outstanding loans issued from the investment funds. The 1995 Loans to Participants total of $4,929,010 was comprised of $718,046 of residential and $4,210,964 of installment loans. The 1994 Loans to Participants total of $4,163,820 was comprised of $561,788 of residential and $3,602,032 of installment loans.

9.   Commissions and Administrative Expenses - Total  1995,  1994
     and  1993  commissions were $46,713, $45,999,  and  $40,266, respectively, of which the Company owed the Plan $339 at December 31, 1995, and $345 at December 31, 1994. Commissions paid by the Plan for purchases and sales of Company common stock are reimbursed by the Company.

     Administrative expenses are also paid by the Company. During the year ended December 31, 1995, a total of $53,085 in costs for the administration of the Plan were billed to the Company by the Trustee. The total administrative costs billed to the Company for 1994 and 1993 were $55,516 and $52,806, respectively.

10. Voluntary Early Retirement Program - On March 8, 1994, the Board of Directors of the Company authorized the Company to offer a Voluntary Early Retirement Program. Of the 411 eligible employees, 312 employees with a Plan account elected to participate in the program and retired from the Company on June 30, 1994. Retiring employees who participated in the Plan could elect any of the termination payment options described in
     Note 7.

11.  Related Party and Party-In-Interest Transactions - The
     Trustee is authorized under contract provisions and ERISA regulations, to invest in funds under its control and in securities of the Company.

     In 1995 there were 483,086 shares purchased and 184,534 shares sold in the KCPL Stock Fund under the Trustee's control totaling $11,426,866 and $4,296,353 respectively. In 1994 there were 484,176 shares purchased and 182,818 shares sold totaling $10,480,132 and $3,900,346, respectively.

     Temporary cash balances are invested on a daily basis in short-term investment funds under the Trustee's control. Although those temporary cash balances are not material to the Plan's financial statements, there were 505 purchases and 503 sales in the UMB Money Market Fund totaling $15,939,033 and $16,009,474, respectively in 1995. In 1994 there were 532 purchases and 521 sales totaling $19,618,315 and $19,549,256, respectively.

12.  Agreement  and  Plan  of Merger with UtiliCorp  United  Inc.
     (UCU) - On January 19, 1996, the Company and UtiliCorp United Inc. (UCU) entered into an agreement and Plan or Merger which provides for a strategic business combination of the Company and UCU in a "merger of equals" transaction (the Transaction). The Agreement and Plan or Merger was amended and restated May 20,
     1996.   Under the revised terms of the merger,  a  new  KCPL
     subsidiary will be created, and will be merged into UCU with UCU as the surviving corporation. UCU will then be merged with KCPL to form the combined company. The combined company will be renamed at the time of the mergers. Shareholders of KCPL will continue to hold their shares of KCPL, which after the merger will become shares of the renamed company.

     The Transaction is subject to approval by each company's shareholders and a number of regulatory authorities. The regulatory process is expected to take 12 to 18 months. The effect of the merger on the Plan is not known at this time.

13.  Summary of Other Significant Accounting Policies

     Basis of Accounting - The Plan's financial statements are maintained on the accrual basis. Plan records are maintained on a calendar year basis. Investments are valued at quoted market prices on the last business day of the Plan year. In accordance with the policy of stating investments at fair market value, the Plan presents in the statement of income and changes in Plan equity, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Reclassification  -  Certain amounts in the  1994  financial statements  have been reclassified to conform  to  the  1995 presentation.

     Tax  Status  -  The Plan has been approved by  the  Internal
     Revenue Service as a "qualified" plan under the Internal Revenue Code. The Plan is exempt from Federal taxes on its income, and the participants in the Plan are not subject to taxes on either the income or the Company's contributions until such time as distributions are received. The Plan has been amended since receiving the last tax determination letter from the Internal Revenue Service. However, the Administrative Committee believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code. The Administrative Committee believes the Plan is qualified and tax-exempt, as described above, as of December 31, 1995 and 1994.

     Amendment and Termination - Although the Company intends to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan or cease Company contributions to it. If the Plan is terminated, participants will receive the amounts credited to their accounts and will automatically be fully vested in the Company Match Account regardless of the participant's years of service for vesting.

     Management's Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the Plan during the reporting period. Actual results could differ from those estimates.


                          SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Employee
Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  EMPLOYEE SAVINGS PLUS PLAN
                             (
                             (
                             (By:/s/B. M. Tate
                             (      B. M. Tate, Chairman
                             (
                             (
                             (   /s/S. W. Cattron
                             (      S. W. Cattron, Member
                             (
                             (
                             (   /s/Jeanie Sell Latz
                             (      J. S. Latz, Member


June 27, 1996

              CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of Kansas City Power & Light Company on Form S-8 (File No. 33-58917) of our report dated June 5, 1996, on our audits of the financial statements of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan as of December 31, 1995, and 1994, and for the years ended December 31, 1995, 1994, and 1993, which report is included in this Annual Report on Form 11-K.

                                /s/COOPERS & LYBRAND L.L.P.
                                   COOPERS & LYBRAND L.L.P.


Kansas City, Missouri
June 26, 1996